

Mail Stop 3628

January 13, 2009

Via U.S. mail and facsimile
Mr. David A. Harrell
Chief Executive Officer
OptimizeRx Corporation
407 Sixth Street
Rochester, MI 48307

      Re: **OptimizeRx Corporation**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed December 31, 2009
              File No. 333-155280

Dear Mr. Harrell:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your response to our prior comment 1 and reissue it in part. Please provide financial statements for the comparable 2007 interim period (nine months ended 9/30/07), including a balance sheet as of the end of the preceding fiscal year (12/31/07) which should appear next to the interims for comparative purposes. Refer to Rule 8-03 of Regulation S-X.

2. Please update your disclosure in the Executive Compensation section for your 2008 fiscal year.

Cover Page of Prospectus

3. We note your response to our prior comment 3. It appears that the trading in your stock on the pink sheets is limited and sporadic, and as such does not constitute an established public trading market. Refer to Item 201(a)(1)(i) of Regulation S-K. As such you need to provide a price, or formula for determining the price, at which the stock will be sold by the selling shareholder, or else provide us, as previously requested, with your analysis as to why the trading in your stock constitutes an established public trading market.

Risk Factors

Risk Factors Related to Our Stock

Our issuance of common stock at a price below prevailing trading prices…," page 15

4. We note your response to our prior comment 4 and reissue it in part. It does not appear that you revised the disclosure in this risk factor to include the stock issuable upon exercise of the warrants issued to the finder in the September 2008 private placement. Please advise.

September 8, 2008 Private Placement, page 20

5. We note your response to our prior comment 8 and reissue it. It does not appear that you revised the disclosure in response to our prior comment, and that language is missing in the third sentence in the paragraph following the two bullets on page 20. Please advise.

Market Price of and Dividends on Common Equity and Related Stockholders Matters, page 31

6. As applicable, please qualify your references to the market prices by appropriate explanation regarding the absence of an established public trading market. Refer to Item 201(a)(1)(iii) of Regulation S-K. In addition, update your disclosure to include the high and low prices for the fourth quarter of 2008, and the closing price to a date more recent than November 5, 2008.

Management's Discussion and Analysis of or Plan of Operation

Nine Months Ended September 30, 2008

Liquidity and Capital Resources, page 33

7. We note your response to our prior comment 10 and reissue it in part. Quantify the amount of funds that you are using on a monthly basis and quantify by how much you expect this amount to vary in the next 12 months.

Transactions with Related Persons, Promoters and Certain Control Persons, page 39

8. We note your response to our prior comment 13 and your statement that Ms. Pinella owns more than 5% of the stock. However, she does not appear on the beneficial ownership table. Please advise.

Signatures

9. We note your response to our prior comment 15 and reissue it in part. The Form S-1 must be signed by your Principal Financial Officer or a person performing similar functions. With your next amendment, please provide the signature of the CFO or designate who is signing in the capacity of CFO.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3503 with any questions. If you thereafter require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at 202-551-3730.

Sincerely,

David L. Orlic
Special Counsel

cc: Darrin Ocasio, Esq. (via facsimile—212-930-9725)
        D. Levy